HIGHAM, MCCONNELL & DUNNING LLP
                                ATTORNEYS AT LAW

                            15 ENTERPRISE, SUITE 360
                       ALISO VIEJO, CALIFORNIA 92656-2655
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                                 January 6, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 1-4
Washington, D.C.  20549-1004
Attention: Filing Desk

      Re: e.Digital Corporation - Response to Comment Letter dated December 30, 2005; File No. 333-121546

Ladies and Gentlemen:

      This letter is being provided to you on behalf of e.Digital Corporation (the "Company"), in connection with Registration Statement on Form S-3 (File no. 333-121546), filed by the Company on December 22, 2004. By letter dated December 30, 2004, the staff acting on behalf of the Commission informed the Company that it had reviewed the Registration Statement to determine whether the Registration Statement had been filed on the appropriate form and issued the following comment:

            "It appears that the registrant does not meet the requirements for registration of securities for resale under Instruction I.B.3 of Form S-3. Note that the Over-the-Counter Bulletin Board does not qualify as a national securities exchange or automated quotation system. See July 1997 Division of Corporation Finance Manual of Publicly Available Telephone Interpretations H.54. Please revise your filing accordingly."

      With respect to the foregoing comment we concur that Instruction I.B.3 of Form S-3 requires the registrant to have securities of the same class listed on a national securities exchange or quoted on an automated quotation system of a national securities association and that July 1997 Division of Corporation Finance Manual of Publicly Available Telephone Interpretations H.54, provides that the Over-the-Counter Bulletin Board does not qualify as a national securities exchange or automated quotation system. Please be advised, however, that the Company was not relying upon Instruction I.B.3 to support its use of Form S-3 but, rather, Instruction I.B.4(a)(3) which expressly permits use of Form S-3 to register securities to be offered upon "conversion of outstanding convertible securities or the exercise of outstanding warrants" without any listing requirement.

Securities & Exchange Commission
January 6, 2005
Page 2


      The shares of common stock described in the Registration Statement are issuable to the selling stockholders upon the conversion of shares of Series EE preferred stock and the exercise of warrants issued in connection with the Company's Series EE preferred stock and 12% Subordinated Promissory Note financings. The securities had been acquired from the Company on or about July 1, 2004 and November 30, 2004, respectively, in private transactions pursuant to Rule 506 of Regulation D and are considered "restricted securities" under the Securities Act of 1933 (the "Securities Act").

      Instruction I. of the General Instructions sets forth the "Eligibility Requirements For Use of Form S-3." Instruction I. provides that "[a]ny registrant which meets the requirements of paragraph A. below ("Registrant Requirements") may use this form for the registration of securities under the Securities Act of 1933 which are to be offered in any transaction specified in paragraph B. below ("Transaction Requirements"), provided that the requirements applicable to the specified transaction are met." (Emphasis added.) Inasmuch as the Company (i) is organized under the laws of the State of Delaware, (ii) has a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act or 1934 (the "Exchange Act"), (iii) has been subject to the requirements of Section 12 of the Exchange Act and has filed all material required to be filed pursuant to Section 13, 14 or 15(d) for a period in excess of twelve calendar months immediately preceding the filing and (iv) has not failed to pay any dividend or defaulted on any indebtedness or long-term lease payment material to the financial position of the registrant, it has met each of the applicable Registrant Requirements specified by paragraph A. of Instruction I.

      Paragraph B. of Instruction I sets forth the Transaction Requirements. This paragraph provides that "[s]ecurities offerings meeting any of the following conditions and made by a registrant meeting the Registrant Requirements specified in I.A above may be registered on this form." (Emphasis added.) Subparagraph 4(a) of Instruction I.B. specifically lists securities to be offered "[u]pon the conversion of outstanding convertible securities or the exercise of outstanding warrants" as a transaction for Form S-3 eligibility purposes. The requirements applicable to the specified transaction are specified in Subparagraphs 4(b) and (c) were met by delivery of the specified information to the selling shareholders at the time of their initial investment. It is important to note that the requirements applicable to the transaction specified in Subparagraph 4(a) do not include a listing requirement comparable to that specified in Instruction I.B.3 and according to the General Instructions it would be inappropriate to impose any requirement other than those "applicable to the specified transaction."

      Given that the Company has clearly met the "Registrant Requirements" for use of Form S-3 listed under I.A. and also met the "Transaction Requirements" specified under Section I.B.4 (a)(3), it is our belief that the Company may use Form S-3 for the registration of its securities. This belief is supported, not only by the clarity of the aforementioned General Instructions, but also by previous actions of the Commission. Specifically, the Company has filed Registration Statements on Form S-3 on at least six previous occasions to register its securities [file no. 333-111455 (filed 12/22/03 and declared effective 1/9/04), File no. 333-82272 (filed 2/6/02 and declared effective 4/29/02), File no. 333-54088 (filed 1/22/01 and declared effective 2/9/01), File no. 333-49312 ( filed 11/03/00 and declared effective 11/17/00), File no. 333-83615 (filed 7/23/99 and declared effective 7/28/99) and File No. 333-62387
(filed 8/28/98 and declared effective 10/23/98). Of the foregoing Form S-3 Registration Statements, one [File no. 333-82272] was a primary offering/shelf registration filed pursuant to Instruction I.B.1 that received a full review by the Commission. The remaining Registration Statements were filed to register securities to be offered upon conversion of outstanding convertible securities or the exercise of outstanding warrants pursuant to Instruction I.B.4(a)(3). Each of the foregoing Registration Statements was duly filed and declared effective in due course. The fact that the Company did not have securities listed on a national securities exchange or quoted on an automated quotation system of a national securities association was not raised as an issue and was never viewed as an impediment to effectiveness.

Securities & Exchange Commission
January 6, 2005
Page 3


      Based upon the foregoing facts and analysis, we believe that the staff's comment on behalf of the Commission is not applicable and that the Company is eligible to use Form S-3 in connection with the instant offering. In the event that the staff believes that the rules and regulations of the Commission provide otherwise, we would appreciate receiving guidance, including specific and relevant citations and authority in support of such position. We further understand from the Commission's December 30, 2004 letter that you have no additional comments and that no further review of the Registration Statement will be made.

      This is a matter of utmost importance to the Company. Pursuant to the terms of the Series EE preferred stock offering, the Company will incur penalties in the event that the Registration Statement is not declared effective on or before February 28, 2005. The incurrence of such penalties would not be in the best interest of the Company or its existing stockholders.

      Thank you very much for your courtesy and attention. If you have any questions, please contact me immediately.


                                      Very truly yours,

                                      HIGHAM, McCONNELL & DUNNING LLP

                                      /s/ Curt C. Barwick
                                      ------------------------------------------
                                      Curt C. Barwick, Esq.


cc: Eduardo Aleman, Esq. (via UPS)